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                               August 3, 2020

       Jason Brown
       Chief Executive Officer
       Called Higher Studios, Inc.
       231 Public Square, Suite 300, PMB-41
       Franklin, Tennessee 37064

                                                        Re: Called Higher
Studios, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed July 21, 2020
                                                            File No. 024-11220

       Dear Mr. Brown:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2020 letter.

       Amendment No. 2 to Form 1-A filed July 21, 2020

       General

   1. We note your response to comment 4. Please confirm, if true, that you are offering a sufficient number of
bonus shares such that there is no risk that certain investors will not be able to receive
bonus shares or include appropriate risk factor disclosure.
 Jason Brown
FirstName  LastNameJason
Called Higher Studios, Inc. Brown
Comapany
August     NameCalled Higher Studios, Inc.
       3, 2020
August
Page 2 3, 2020 Page 2
FirstName LastName
       You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments in the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer L pez at 202-551-3792 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services